EXHIBIT 12.1

EATON VANCE CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended July 31,	Year Ended October 31,

	2007	2006	2005	2004	2003	2002

Pretax income, excluding equity in earnings of unconsolidated affiliates	$136,558	$263,002	$233,383	$197,731	$150,013	$174,814
Add: Fixed Charges	$43,434	$67,635	$67,258	$89,921	$92,790	$92,531
Distributed earnings of less than 50% owned affiliates	$3,706	$2,734	$875	$438	$394	$375
Less: Minority Interest in pre-tax income of subsidiaries that have not incurred fixed charges	$1,079	$525	$677	$408	$61	$0

Income as adjusted	$182,619	$332,846	$300,839	$287,052	$243,136	$267,720

Fixed charges:
Interest expense on indebtedness	$142	$12,850	$1,464	$5,898	$5,761	$7,098
Amortized premiums, discounts and capitalized expenses related to indebtedness	$40,902	$52,048	$63,535	$81,202	$85,192	$83,690
Portion of rents representative of an appropriate interest factor	$2,390	$2,737	$2,259	$2,191	$1,837	$1,743

Total fixed charges	$43,434	$67,635	$67,258	$89,921	$92,790	$92,531

Ratio of Earnings to Fixed Charges	561%*	492%	447%	321%	262%	289%

*annualized